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                      Letterhead of Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100





                                                              October 30, 2006



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

              Re:  ORBCOMM Inc.
                   Amendment No. 6 to Registration Statement on Form S-1 (Registration No. 333-134088)
                   -----------------------------------------------------


Ladies and Gentlemen:

     On behalf of ORBCOMM Inc., a Delaware corporation, transmitted herewith is Amendment No. 6 ("Amendment No. 6") to the above-referenced Registration Statement on Form S-1 (Registration No. 333-134088) originally filed on May 12, 2006 (the "Registration Statement"). Amendment No. 6 is being filed solely for the purpose of recalculating the registration fee for the Registration Statement and to amend Part II of the Registration Statement to amend Item 13 "Other Expenses of Issuance and Distribution" and Item 14 "Indemnification of Directors and Officers" and to refile Exhibits 3.3, 4.1 and 5 to the Registration Statement. As the Company indicated in its response letter dated October 19, 2006 to the staff's comment letter dated October 18, 2006, the Company has filed the amended and restated certificate of incorporation, filed as Exhibit 3.3, with the Secretary of State of the State of Delaware and the opinion of Chadbourne & Parke LLP has been revised and refiled as Exhibit 5 to remove the contingency with regard to the effectiveness of the amended and restated certificate of incorporation.

     We are also delivering to each of Peggy Fisher, Eduardo Aleman, Andrew Mew and Robert Littlepage of the staff courtesy copies of (i) Amendment No. 6 with exhibits and (ii) this letter.

     Please telephone Sey-Hyo Lee at (212) 408-5122 or, in his absence, James Laws at (212) 408-5547, of this office, if you require additional information. Later today, the Company intends to submit a request for acceleration of effectiveness of the Registration Statement.
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Securities and Exchange Commission    -2-                       October 30, 2006



                                Very truly yours,



                                /s/ Chadbourne & Parke LLP

Enclosures

VIA EDGAR AND HAND DELIVERY

cc:    Peggy Fisher
       Eduardo Aleman
       Andrew Mew
       Robert Littlepage